KYTO BIOPHARMA, INC.
                              C/O B TWELVE LIMITED
                          41A AVENUE ROAD, YORK SQUARE
                            TORONTO, ONTARIO, M5R 2G3
                              PHONE (416) 955-0159
                               FAX (416) 364-1522


Wednesday, May 21, 2003                                 BY FAX AND EDGAR FILING
                                                        -----------------------

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:     SETH E. TOBIN

Ref:      Registration Statement Withdrawal
          ---------------------------------
          B. Twelve, Inc. (now known as "Kyto Biopharma, Inc.")
          Form SB-2
          File No. 333-76944

Please, accept this letter as our application to withdraw our amended private offering Form SB-2 filed on August 21, 2002, according to rules reported at http://www.sec.gov/rules/final/33-7943.htm.

Our Company does no longer require selling its common stock at present time and intends to register its securities (Form 10-SB) under the Exchange Act. In addition, I confirm that no securities were sold in connection with the offering under Form SB-2.

This statement letter has been filed with Edgar. I hope the above statement is satisfactory.

Yours truly,



/s/ Jean-Luc Berger
---------------------------
Jean-Luc Berger, Ph.D.
President & Chief Executive Officer